Exhibit (a)(5)(B)

July 24, 2025

For Release:	Immediately
Refer to:	Ashley Hennessey; gentry_ashley_jo@lilly.com; 317-416-4363 (Media) Michael Czapar; czapar_michael_c@lilly.com; 317-617-0983 (Investors)

Lilly and Verve announce expiration of Verve tender offer

INDIANAPOLIS, July 24, 2025 — Eli Lilly and Company (NYSE: LLY) and Verve Therapeutics, Inc. (NASDAQ: VERV) today announced that the tender offer to purchase all of the issued and outstanding shares (“Shares”) of Verve’s common stock in exchange for (i) $10.50 per Share, net to the stockholder in cash, without interest and less any applicable tax withholding, plus (ii) one non-tradable contingent value right (“CVR”) per Share, which represents the contractual right to receive a contingent payment of up to $3.00 per CVR, net to the stockholder in cash, without interest and less any applicable tax withholding, upon the achievement of a certain specified milestone (the “Offer”), expired as scheduled at one minute past 11:59 p.m., Eastern time, on July 23, 2025 and was not extended (such date and time, the “Expiration Time”).

Computershare Trust Company, N.A., the depositary and paying agent for the Offer, has advised Lilly that, as of the Expiration Time, 49,882,464 Shares were validly tendered and not validly withdrawn in the Offer, representing approximately 55.7% of the issued and outstanding Shares as of the Expiration Time. Accordingly, all conditions to the Offer have been satisfied. Lilly and Ridgeway Acquisition Corporation, an indirect wholly owned subsidiary of Lilly, have accepted for payment, and will promptly pay for, all shares validly tendered and not validly withdrawn in the Offer.

The parties expect to consummate the acquisition on July 25, 2025, in accordance with, and subject to the terms of, the definitive agreement for the proposed acquisition.

For Lilly, Kirkland & Ellis LLP is acting as legal counsel. For Verve, Centerview Partners LLC and Guggenheim Securities, LLC are acting as financial advisors and Paul, Weiss, Rifkind, Wharton & Garrison LLP, is acting as legal counsel.

About Verve Therapeutics

Verve Therapeutics, Inc. (Nasdaq: VERV) is a clinical-stage company developing a new class of genetic medicines for cardiovascular disease with the potential to transform treatment from chronic therapies to single-course gene editing medicines. The company’s lead programs –VERVE-102, VERVE-201, and VERVE-301 – target the three lipoprotein drivers of atherosclerosis: low-density lipoproteins, triglyceride-rich lipoproteins, and lipoprotein(a). VERVE-102 is designed to permanently turn off the PCSK9 gene in the liver and is being developed initially for heterozygous familial hypercholesterolemia and ultimately to treat patients with established atherosclerotic cardiovascular disease (ASCVD) who continue to be impacted by high low-density lipoprotein cholesterol levels. VERVE-201 is designed to permanently turn off the ANGPTL3 gene in the liver and is initially being developed for refractory hypercholesterolemia, where patients still have high low-density lipoprotein cholesterol despite treatment with maximally tolerated standard of care therapies, and homozygous familial hypercholesterolemia. VERVE-301 is designed to permanently turn off the LPA gene to reduce lipoprotein (a) levels. Lipoprotein (a) is a genetically validated, independent risk factor for ASCVD, ischemic stroke, thrombosis, and aortic stenosis. For more information, please visit www.VerveTx.com.

About Lilly

Lilly is a medicine company turning science into healing to make life better for people around the world. We’ve been pioneering life-changing discoveries for nearly 150 years, and today our medicines help tens of millions of people across the globe. Harnessing the power of biotechnology, chemistry and genetic medicine, our scientists are urgently advancing new discoveries to solve some of the world’s most significant health challenges: redefining diabetes care; treating obesity and curtailing its most devastating long-term effects; advancing the fight against Alzheimer’s disease; providing solutions to some of the most debilitating immune system disorders; and transforming the most difficult-to-treat cancers into manageable diseases. With each step toward a healthier world, we’re motivated by one thing: making life better for millions more people. That includes delivering innovative clinical trials that reflect the diversity of our world and working to ensure our medicines are accessible and affordable. To learn more, visit Lilly.com and Lilly.com/news, or follow us on Facebook, Instagram, and LinkedIn. F-LLY

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements regarding Lilly’s acquisition of Verve. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Forward-looking statements reflect current beliefs and expectations; however, these statements involve inherent risks and uncertainties, including with respect to drug research, development and commercialization, Lilly’s evaluation of the accounting treatment of the acquisition and its potential impact on its financial results and financial guidance, regulatory changes and developments, the impact of global macroeconomic conditions, including trade and other global disputes and interruptions, including related to tariffs, trade protection measures, and similar restrictions, risks that the acquisition disrupts current plans and operations or adversely affect employee retention, and any legal proceedings that have been or may be instituted related to the acquisition. Actual results could differ materially due to various factors, risks and uncertainties. Among other things, there can be no guarantee that Lilly will realize the expected benefits of the acquisition, that product candidates will be approved on anticipated timelines or at all, that any products, if approved, will be commercially successful, that all or any of the contingent consideration will become payable on the terms described herein or at all, that Lilly’s financial results will be consistent with its expected 2025 guidance or that Lilly can reliably predict the impact of the acquisition on its financial results or financial guidance. For further discussion of these and other risks and uncertainties, see Lilly’s and Verve’s most recent Form 10-K and Form 10-Q filings with the U.S. Securities and Exchange Commission. Except as required by law, neither Lilly nor Verve undertakes any duty to update forward-looking statements to reflect events after the date of this press release.

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